ALSTON & BIRDLLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-253-8131

www.alston.com

Kyle Healy	Direct Dial: 404-881-4421	Email: kyle.healy@alston.com

November 20, 2015

Ms. Era Anagnosti

Legal Branch Chief

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	First South Bancorp, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 30, 2015 CIK No. 0001649749

Dear Ms. Anagnosti,

On behalf of First South Bancorp, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission set forth in its letter dated November 12, 2015 (the “Comment Letter”), regarding the above-referenced amendment no. 1 to draft registration statement on Form S-1 (the “Draft Registration Statement”). The Company has also revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. Page references in the text of this letter correspond to pages and captions in Amendment No. 2. We are also sending, under separate cover, a marked copy of Amendment No. 2 showing the changes to the Draft Registration Statement submitted on October 30, 2015.

Prospectus Summary, page 1

Overview, page 1

1.	We note your response to comment 2. We believe that your prospectus summary should provide a brief description of your commercial lending and mortgage banking services and not solely focus on the markets where you provide these services. Please comply with our prior comment two in full.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

November 20, 2015

Response: In light of the Staff’s comment, the Company has revised its disclosure on page 3 of the Draft Registration Statement to provide a brief description of the Company’s banking, including commercial lending, and mortgage banking services.

Community Markets, page 5

Market characteristics and mix, page 5

2.	We note your response to comment 3. Please tell us whether the information provided by SNL Financial was commissioned by you for use in the registration statement. In this regard, we refer you to the disclosure and consent requirements of Rule 436 under the Securities Act.

Response: The information provided by SNL Financial included in the Draft Registration Statement was not commissioned by the Company for use in the Draft Registration Statement. SNL Financial is a well-known provider of data to the banking industry. The information appearing in the Draft Registration Statement from SNL Financial is derived from publicly available sources (namely the FDIC’s summary of deposit surveys). As a result, we do not believe that Rule 436 under the Securities Act is applicable to the information appearing in the Draft Registration Statement that is sourced from SNL Financial.

Executive compensation, page 166

Deferred compensation, page 167

3.	We note your response to comment 7 stating that the deferred compensation agreement with the company’s CEO “operates most similarly to a defined contribution plan” and that you have disclosed this compensation pursuant to Item 402(c)(2)(ix)(E) of Regulation S-K. As an emerging growth company, you appear to have complied with the reduced executive compensation disclosure requirements of a smaller reporting company. As such, we note that Instruction 2 to Item 402(n)(2)(ix) states, among other things, that benefits paid pursuant to defined benefit and actuarial plans are not reportable as All Other Compensation unless accelerated pursuant to a change in control. Moreover, we note that in Note 22 to your consolidated financial statements, the deferred compensation arrangement with the CEO is described as an unfunded obligation “to reward service prior to December 31, 2014 in a fixed amount payable in cash upon the earliest occurrence of the following: separation of service, change in control of the Company or December 31, 2019.” Given the nature of this deferred compensation arrangement, its disclosure would appear to fall within the ambit of Item 402(q)(1) of Regulation S-K. Please advise or revise the summary compensation table accordingly.

November 20, 2015

Response: In light of the Staff’s comment, the Company has revised the summary compensation table on page 170 of the Draft Registration Statement to remove the dollar value of the benefit payable under Mr. Holmes’ Deferred Compensation Agreement from the “All Other Compensation” column of the summary compensation table.

Sincerely,

/s/ Kyle Healy

Kyle Healy

cc: Christopher T. Holmes, Chief Executive Officer, First South Bancorp, Inc.